Filed Pursuant to Rule 433

Registration Statement Nos. 333-266428 and 333-266428-01

March 27, 2023

PRICING TERM SHEET

Issuer:	Phillips 66 Company

Guarantor:	Phillips 66

Expected Ratings*:	A3 (Moody’s); BBB+ (S&P)

Issue of Securities:	4.950% Senior Notes due 2027 (the “2027 Notes”) 5.300% Senior Notes due 2033 (the “2033 Notes” and, together with the 2027 Notes, the “Notes”)

Principal Amount:	$750,000,000 of 2027 Notes $500,000,000 of 2033 Notes

Coupon:	4.950% on the 2027 Notes 5.300% on the 2033 Notes

Interest Payment Dates:

Semi-annually on June 1 and December 1, commencing on December 1, 2023 (long first coupon) for the 2027 Notes

Semi-annually on June 30 and December 30, commencing on December 30, 2023 (long first coupon) for the 2033 Notes

Maturity Date:	December 1, 2027 for the 2027 Notes June 30, 2033 for the 2033 Notes

Treasury Benchmark:	4.000% due February 29, 2028 for the 2027 Notes 3.500% due February 15, 2033 for the 2033 Notes

U.S. Treasury Yield:	3.603% on the 2027 Notes 3.537% on the 2033 Notes

Spread to Treasury:	140 bps on the 2027 Notes 182 bps on the 2033 Notes

Re-offer Yield:	5.003% on the 2027 Notes 5.357% on the 2033 Notes

Initial Price to Public:	99.768% of principal amount, plus accrued interest, if any, from March 29, 2023 for the 2027 Notes 99.529% of principal amount, plus accrued interest, if any, from March 29, 2023 for the 2033 Notes

Optional Redemption:	Prior to November 1, 2027 (the date that is one month prior to the maturity date of the 2027 Notes) (the “2027 Par Call Date”) and March 30, 2033 (the date that is three months prior to the maturity date of the 2033 Notes) (the “2033 Par Call Date” and, together with the 2027 Par Call Date, each, a “Par Call Date”), Phillips 66 Company may elect to redeem the applicable series of Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (a)(i) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable Notes to be redeemed discounted to the applicable redemption date

(assuming such Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points in the case of the 2027 Notes and 30 basis points in the case of the 2033 Notes, less (ii) interest accrued to the date of redemption, and (b) 100.000% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the applicable redemption date.

On or after the applicable Par Call Date, Phillips 66 Company may redeem the applicable series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100.000% of the principal amount of the Notes of such series being redeemed plus accrued and unpaid interest thereon to the redemption date.

Make-Whole Spread:	T + 25 bps on the 2027 Notes T + 30 bps on the 2033 Notes

Special Mandatory Redemption	Phillips 66 Company will be required to redeem the Notes of each series then outstanding at a special mandatory redemption price equal to 101% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to the Special Mandatory Redemption Date upon the first occurrence of any of the following events: (a) the Merger does not occur on or prior to 11:59 p.m., New York City Time, on December 31, 2023 (the “Special Mandatory Redemption End Date”), (b) the Merger Agreement is terminated prior to the Special Mandatory Redemption End Date without the closing of the Merger, or (c) Phillips 66 Company notifies the trustee of the Notes in writing that in Phillips 66’s reasonable judgment the Merger will not be consummated on or prior to the Special Mandatory Redemption End Date.

Settlement Date:	March 29, 2023

Settlement Cycle:	T+2

Day Count Convention:	30 / 360

CUSIP / ISIN:	718547 AT9 / US718547AT95 for the 2027 Notes 718547 AR3 / US718547AR30 for the 2033 Notes

Denomination:	$2,000 and increments of $1,000 in excess thereof

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Barclays Capital Inc.

BofA Securities, Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-Managers:	CIBC World Markets Corp. Commerz Markets LLC HSBC Securities (USA) Inc. ICBC Standard Bank Plc Loop Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Phillips 66 Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Phillips 66 has filed with the SEC for more complete information about Phillips 66 and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Phillips 66 Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. collect at 1-877-649-6848, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856, TD Securities (USA) LLC toll free at 1-855-495-9846 or Truist Securities, Inc. toll free at 1-800-685-4786. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Phillips 66 Company’s preliminary prospectus supplement dated March 27, 2023 for the offering to which this communication relates.